Exhibit 99.5

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named in the registration statement on Form S-1 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act (the “Registration Statement”) of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), as an individual to become a director of the Company and to the inclusion of his biographical information in the Registration Statement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 2nd day of December, 2021.

/s/ Jeffrey A. Bentz
Jeffrey A. Bentz